SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 1, 2003



Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927   **43-1857213**

(Commission File Number)   *(I.R.S. Employer Identification Number)*

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 5. OTHER ITEMS

On May 29, 2003, Charter Communications, Inc. announced that it had entered into a definitive agreement with WaveDivision Holdings, LLC for the sale of the Port Orchard, Washington cable television system owned by a Charter Communications, Inc. subsidiary in a transaction valued at $91 million subject to closing adjustments. On October 1, 2003, the sale closed.

ITEM 7. EXHIBITS.

Exhibit
Number   Description

2.1   Purchase agreement, dated May 29, 2003, by and between Falcon Video Communications, L.P. and WaveDivision Holdings, LLC. (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K by Charter Communications, Inc. filed on May 30, 2003 (File No. 000-27927)).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>CHARTER COMMUNICATIONS, INC.</u>,
Registrant

Dated: October 1, 2003

By: /s/ Steven A. Schumm
Name: Steven A. Schumm
Title: Executive Vice President and Chief Administrative Officer and Interim Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit
Number   Description

2.1   Purchase agreement, dated May 29, 2003, by and between Falcon Video Communications, L.P. and WaveDivision Holdings, LLC. (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K by Charter Communications, Inc. filed on May 30, 2003 (File No. 000-27927)).